CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES CASH DISTRIBUTION

ATHENS, Greece, July 22, 2013 -- Capital Product Partners L.P. (NASDAQ: CPLP) today announced that its board of directors has declared a cash distribution of $0.2325 per common unit for the second quarter of 2013 ended June 30, 2013, in line with management’s annual guidance.

The second quarter common unit cash distribution will be paid on August 15, 2013, to unit holders of record on August 7, 2013.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of a modern tanker, container and dry bulk vessels. The Partnership currently owns 27 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels, two panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C. Ioannis Lazaridis, CEO and CFO +30 (210) 4584 950 E-mail: i.lazaridis@capitalpplp.com	Investor Relations / Media Matthew Abenante Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp. Jerry Kalogiratos, Finance Director +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com